Profit and Loss

January - December 2021

	Total
INCOME	
Sales	503,147.97
Equipment	376,265.58
Installation and Set-up	1,020.00
Internet	16,149.00
Phone Service	5,501.84
Usage Charges	1,925.00
Total Sales	**904,009.39**
Sales - Software	22,500.00
Sales - Support and Maintenance	448.00
Total Income	**926,957.39**
COST OF GOODS SOLD	
Cost of Goods Sold	1,471.39
Commission and Referral Fees	83,090.74
IT Support	2,705.00
Job Supplies	1,130.00
PBX Software License Fees	41,774.69
Phone Purchase	36,254.71
Telnyx	13,385.48
Total Cost of Goods Sold	**179,812.01**
Total Cost of Goods Sold	**179,812.01**
GROSS PROFIT	**747,145.38**
EXPENSES	
Accounting	1,079.99
Advertising and Promotion	38,627.81
Automobile Expense	14,534.53
Bank Service Charges	1,904.63
Charitible Contributions	1.00
Computer and Internet Expenses	9,042.60
Contractor	479,791.93
Donations	1,000.00
Insurance Expense	5,243.60
Interest Expense	11,133.15
Legal and Professional	39.99
Meals and Entertainment	18,793.78
Office Supplies	21,657.38
Parking	207.79
Postage	1,219.86
Professional Fees	830.00
QuickBooks Payments Fees	33.47
Rent Expense	5,408.83
Software	23,015.31

	Total
Telephone Expense	7,719.84
Travel & Entertainment	447.04
Lodging	5,784.32
Travel Expense	7,023.76
Total Travel & Entertainment	**13,255.12**
Uncategorized Expense	64.38
Utilities	345.11
Total Expenses	**654,950.10**
NET OPERATING INCOME	92,195.28
OTHER EXPENSES	
Guaranteed Payments	
Claudio Garcia - GTD	58,760.00
Dan Price - Priority Allocation	3,447.45
Deana M Arnold CPA - GTD	24,000.00
Total Guaranteed Payments	**86,207.45**
Reconciliation Discrepancies	9,800.00
Total Other Expenses	**96,007.45**
NET OTHER INCOME	-96,007.45
NET INCOME	$ -3,812.17

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking - 3699	-137.60
Chase Checking 2988	-29.59
MidFirst Checking	23,151.54
Total Bank Accounts	**22,984.35**
Accounts Receivable	
Accounts Receivable (A/R)	298,914.62
Total Accounts Receivable	**298,914.62**
Other Current Assets	
Investment-Aura	44,014.59
Total Other Current Assets	**44,014.59**
Total Current Assets	**365,913.56**
TOTAL ASSETS	**$365,913.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	287,205.59
Total Accounts Payable	**287,205.59**
Other Current Liabilities	
Colorado Payable	529.08
Forward Financing Loan	21,240.85
Loan from Dan Price	75,000.00
Loan from Robert Morrison	25,000.00
Loan Larry	15,350.00
PPP Loan	18,720.00
Westwood Loan	8,538.44
Total Other Current Liabilities	**164,378.37**
Total Current Liabilities	**451,583.96**
Total Liabilities	**451,583.96**
Equity	
Partner Contributions	
Alonzo - Owner's Contribution	10,000.00
Olivas-Owner's Contribution	10,600.00
Price-Owner's Contribution	23,000.00
Total Partner Contributions	**43,600.00**
Partner Distributions	
Aichele - Draw	-2,812.50
Alonzo - Draw	-1,400.00

	Total
Garcia-Owner's Draw	-97,367.49
Olivas-Owner's Draw	-3,750.00
Price-Owner's Draw	-2,108.21
Valencia-Owner's Draw	-3,375.00
Total Partner Distributions	**-110,813.20**
Retained Earnings	-14,645.03
Net Income	-3,812.17
Total Equity	**-85,670.40**
TOTAL LIABILITIES AND EQUITY	**$365,913.56**

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-3,812.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-298,914.62
Accounts Payable (A/P)	271,753.56
Colorado Payable	236.75
Forward Financing Loan	21,240.85
Loan from Dan Price	75,000.00
Loan from Robert Morrison	25,000.00
Loan Larry	15,350.00
PPP Loan	18,720.00
Westwood Loan	8,538.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**136,924.98**
Net cash provided by operating activities	**133,112.81**
INVESTING ACTIVITIES	
Investment-Aura	-44,014.59
Net cash provided by investing activities	**-44,014.59**
FINANCING ACTIVITIES	
Partner Distributions:Alonzo - Draw	-1,175.00
Partner Distributions:Garcia-Owner's Draw	-76,104.99
Net cash provided by financing activities	**-77,279.99**
NET CASH INCREASE FOR PERIOD	**11,818.23**
Cash at beginning of period	11,166.12
CASH AT END OF PERIOD	**$22,984.35**